FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        ☒        Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NATIONAL BANK OF GREECE

In connection with the preparation and submission to the competent regulatory of its restructuring and its capital plan required by the recapitalization framework, the Bank announces that it intends to proceed, subject to customary regulatory and corporate approvals, with the disposal of its entire stake in its Turkish subsidiary, Finansbank.

In connection with the ongoing discussions with its regulators and market participants, the Bank has posted on its website a presentation summarising its envisaged capital actions plan. This presentation, which can be found on the Bank’s website at https://www.nbg.gr/english/the-group/investor-relations/financial-information/presentations/Documents/Presentations/2015-11-03%20Investor%20Presentation%20vF.pdf, includes updates on the Bank’s medium term targets.

United States

This release is not an offer of securities for sale in the United States.  The securities to which this release relates have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act.  There will be no public offering of the securities in the United States.

European Economic Area

No public offer or invitation to acquire securities of National Bank of Greece S.A. is being made by or in connection with this release.

U.K.

This document is being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons in (i), (ii) and (iii) above together being referred to as “relevant persons”.  Any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities will be engaged in only with relevant persons.  Any person who is not a relevant person should not act or rely on this document or any of its contents.

Greece

This release does not constitute a prospectus or an advertisement for a public offer of securities in Greece, and is not an offer, or an invitation to make offers or to purchase or invest in any securities in Greece.

Forward-Looking Statements

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 3rd, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 3rd, 2015

Director, Financial Division